UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

EXAR CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities)

Thomas R. Melendrez

General Counsel, Secretary and Executive Vice President of Business Development

Exar Corporation

48720 Kato Road, Fremont, CA 94538

(510) 668-7000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Stephen B. Sonne, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road, Menlo Park, CA 94025

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

On October 20, 2008, Exar Corporation (the “Company”) issued a press release announcing the preliminary results of its annual shareholder meeting on October 16, 2008. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The stock option exchange program that is referred to in the press release has not yet commenced. Upon the commencement of the stock option exchange program, we will file with the SEC a completed Schedule TO and related exhibits and documents, including the offer to exchange. All of the Company’s eligible employees holding eligible options are strongly encouraged to read the Schedule TO and related exhibits and documents, including the offer to exchange, when they become available because these materials will contain important information about the stock option exchange program. The Schedule TO and related exhibits and documents will be available free of charge (i) at the SEC’s website at http://www.sec.gov, (ii) by directing a written request to: Exar Corporation, Attention: Investor Relations M/S 210, 48720 Kato Road, Fremont, California 94538, or (iii) by contacting the Company directly at (510) 668-7201.

ITEMS 1-11, 13

Not applicable.

ITEM 12.	EXHIBITS

Exhibit Number	Description

99.1	Press release of Exar Corporation dated October 20, 2008.